UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

TIDEWATER INC.

(Issuer)

CAJUN ACQUISITIONS, LLC

GULF FLEET SUPPLY VESSELS, L.L.C.

HILLIARD OIL & GAS, INC.

JAVA BOAT CORPORATION

MARÉ ALTA DO BRASIL NAVEGAÇÃO LTDA.

PAN MARINE INTERNATIONAL DUTCH HOLDINGS, L.L.C.

POINT MARINE, L.L.C.

QUALITY SHIPYARDS, L.L.C.

S.O.P., INC.

TIDEWATER CORPORATE SERVICES, L.L.C.

TIDEWATER GOM, INC.

TIDEWATER INVESTMENT COÖPERATIEF U.A.

TIDEWATER MARINE, L.L.C.

TIDEWATER MARINE FLEET, L.L.C.

TIDEWATER MARINE HULLS, L.L.C.

TIDEWATER MARINE INTERNATIONAL DUTCH HOLDINGS, L.L.C.

TIDEWATER MARINE SAKHALIN, L.L.C.

TIDEWATER MARINE SHIPS, L.L.C.

TIDEWATER MARINE VESSELS, L.L.C.

TIDEWATER MARINE WESTERN, LLC

TIDEWATER MEXICO HOLDING, L.L.C.

TIDEWATER SUBSEA, L.L.C.

TIDEWATER SUBSEA ROV, L.L.C.

TIDEWATER VENTURE, INC.

TWENTY GRAND (BRAZIL), L.L.C.

TWENTY GRAND MARINE SERVICE, L.L.C.

ZAPATA GULF MARINE L.L.C.

(Guarantors)

(Name of Applicants)

601 Poydras St., Suite 1500

New Orleans, Louisiana 70130

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8% Senior Secured Notes due 2022	$350,000,000

Approximate date of proposed public offering: As soon as practicable after court approval of the offering of such securities pursuant to the Plan of Reorganization.

Name and address of agent for service:	With a copy to:
Bruce D. Lundstrom	Curtis R. Hearn, Jones Walker LLP
601 Poydras St., Suite 1500	201 St. Charles Avenue, Suite 1500
New Orleans, LA 70130	New Orleans, LA 70170

The Applicants (as defined herein) hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (as amended, the “Trust Indenture Act”), may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 (this “Amendment”) is filed on behalf of Tidewater Inc. (the “Company), a Delaware corporation, and the guarantors identified below (the “Guarantors and, together with the Company, the “Applicants”). This Amendment is filed solely to (i) update the Guarantors, as further described below, (ii) amend and restate “Item 1 – General Information,” “Item 3 – Affiliates,” “Item 4 – Directors and Executive Officers,” “Item 5 – Principal Owners of Voting Securities,” “Item 7 – Capitalization,” and “Item 8 – Analysis of Indenture Provisions,” (iii) file a revised indenture as Exhibit T3C.1, (iv) file Form T-1 naming the Trustee to the Indenture as Exhibit 25.1, (v) file the Certificate of Formation and the Limited Liability Company Agreement of Tidewater Marine Western, LLC as Exhibits T3A.22 and T3B.22, respectively, and (iv) update the Index to Exhibits. The list of Guarantors has been updated to reflect the merger of Tidewater Marine Alaska, Inc. into its parent company, Gulf Fleet Supply Vessels, L.L.C., and the conversion of Tidewater Marine Western, Inc., a Texas corporation, to Tidewater Marine Western, LLC, a Delaware limited liability company. This Amendment is not intended to amend or delete any other part of the Applicants’ Application for Qualification (the “Application”). All other information in the Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, capitalized terms used below and not defined herein have the meanings ascribed to them in the Application.

GENERAL

1. General Information.

Tidewater Inc. is a Delaware corporation. The Guarantors identified below are organized in the forms and in the jurisdictions indicated below opposite their respective names.

Guarantor	Form	Jurisdiction
Cajun Acquisitions, LLC	Limited Liability Company	Delaware
Gulf Fleet Supply Vessels, L.L.C.	Limited Liability Company	Louisiana
Hilliard Oil & Gas, Inc.	Corporation	Nevada
Java Boat Corporation	Corporation	Louisiana
Maré Alta do Brasil Navegação Ltda.	Limited Company	Brazil
Pan Marine International Dutch Holdings, L.L.C.	Limited Liability Company	Louisiana
Point Marine, L.L.C.	Limited Liability Company	Louisiana
Quality Shipyards, L.L.C.	Limited Liability Company	Louisiana
S.O.P., Inc.	Corporation	Louisiana
Tidewater Corporate Services, L.L.C.	Limited Liability Company	Delaware
Tidewater GOM, Inc.	Corporation	Louisiana
Tidewater Investment Coöperatief U.A.	Excluded Liability Cooperative	Netherlands
Tidewater Marine, L.L.C.	Limited Liability Company	Louisiana
Tidewater Marine Fleet, L.L.C.	Limited Liability Company	Louisiana
Tidewater Marine Hulls, L.L.C.	Limited Liability Company	Louisiana
Tidewater Marine International Dutch Holdings, L.L.C.	Limited Liability Company	Louisiana
Tidewater Marine Sakhalin, L.L.C.	Limited Liability Company	Louisiana
Tidewater Marine Ships, L.L.C.	Limited Liability Company	Louisiana
Tidewater Marine Vessels, L.L.C.	Limited Liability Company	Louisiana
Tidewater Marine Western, LLC	Limited Liability Company	Delaware
Tidewater Mexico Holding, L.L.C.	Limited Liability Company	Delaware
Tidewater Subsea, L.L.C.	Limited Liability Company	Louisiana
Tidewater Subsea ROV, L.L.C.	Limited Liability Company	Louisiana

Tidewater Venture, Inc.	Corporation	Delaware
Twenty Grand (Brazil), L.L.C.	Limited Liability Company	Louisiana
Twenty Grand Marine Service, L.L.C.	Limited Liability Company	Louisiana
Zapata Gulf Marine L.L.C.	Limited Liability Company	Louisiana

AFFILIATIONS

3. Affiliates.

The following is a list of affiliates of the Applicants as of the date of this Application. It is expected that each of the entities listed below will be an affiliate of the Applicants as of the Effective Date as a result of the Plan of Reorganization.

Name of Affiliate	Jurisdiction of Incorporation	Owner(s)	Percentage Owned by Company
Gulf Fleet Abu Dhabi	Abu Dhabi	Gulf Fleet Middle East Limited	49%
Pacific Tidewater Pty. Ltd.	Australia	Tidewater Inc. (50%) Twenty Grand Marine Service, L.L.C. (50%)	100%
Tidewater Marine Australia Pty Ltd.	Australia	Pacific Tidewater Pty. Ltd.	100%
Tidewater Marine West Indies Limited	Bahama Islands	Tidewater Inc.	99.5%
Tidewater Investment SRL	Barbados	Tidewater Marine International, Inc.	100%
Pental Insurance Co. Ltd.	Bermuda	Tidewater Inc. (57.14%) Tidewater Marine International Inc. (42.86%)	100%
Maré Alta do Brasil Navegação Ltda.	Brazil	Zapata Gulf Marine L.L.C. (99.99999%) Twenty Grand (Brazil), L.L.C. (0.00001%)	100%
Navegadores Servicos de Apoio Maritimo Ltda.	Brazil	Java Boat Corporation B.V. (99%) Tidewater Marine International, Inc. (1%)	100%
OSA do Brasil Representações Ltda.	Brazil	Gulf Fleet Supply Vessels, L.L.C. (85.06%) Tidewater Support Services Limited (14.94%)	100%
Pan Marine do Brasil Ltda.	Brazil	Maré Alta do Brasil Navegação Ltda. (36.5%) Tidewater Marine, L.L.C. (63.49%) S.O.P., Inc. (0.01%)	100%
Zapata Servicos Maritimos Ltda.	Brazil	Zapata Gulf Marine, L.L.C. (96.84%) Gulf Fleet Supply Vessels, L.L.C. (3.16%)	100%
Mashhor Marine Sdn. Bhd.	Brunei	Gulf Fleet Supply Vessels, L.L.C.	70%
3291361 Nova Scotia Limited	Canada	Troms Offshore Services AS	100%
Aqua Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Arabia Shipping Limited	Cayman Islands	Southern Ocean Services Pte. Ltd.	100%
Blue Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Crimson Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Gold Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Green Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Grey Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Gulf Fleet Middle East Limited	Cayman Islands	Tidewater Marine International, Inc.	100%

Indigo Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
International Maritime Services, Inc.	Cayman Islands	Global Panama Marine Service, Inc.	100%
Jackson Marine Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Maroon Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Middle East Ships Limited	Cayman Islands	Southern Ocean Services Pte. Ltd.	100%
Orange Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Pan Marine International, Inc.	Cayman Islands	Tidewater Marine International, Inc.	100%
Platinum Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Purple Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Silver Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Sonatide Marine Services, Ltd.	Cayman Islands	Tidewater Marine International, Inc.	49%
Sonatide Marine, Ltd.	Cayman Islands	Sonatide Marine Services, Ltd.	100%
Tidewater Assets Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Tidewater Boats Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Tidewater Crewing Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Tidewater Hulls Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Tidewater Marine International, Inc.	Cayman Islands	Tidewater Venture, Inc.	100%
Tidewater Marine U.K. Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Tidewater Maritime Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Tidewater Properties Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Tidewater ROV Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Tidewater Ships Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Tidewater Subsea Crewing Limited	Cayman Islands	Tidewater Subsea International Limited	100%
Tidewater Subsea International Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Tidewater Vessels Limited	Cayman Islands	Tidewater Inc.	100%
Vermilion Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Violet Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
VTG Ships Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Yellow Fleet Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Zapata Gulf Marine International Limited	Cayman Islands	Tidewater Marine International, Inc.	100%
Compania Marítima de Magallanes Limitada	Chile	Tidewater Inc. (51%) Zapata Gulf Marine L.L.C. (49%)	100%
Tidewater Marine Technical Services (Shenzhen) Co., Ltd.	China	Tidewater Investment SRL	100%
DTDW Holdings Limited	Cyprus	Tidewater Marine International, Inc.	40%
Tidewater Cyprus Limited	Cyprus	Tidewater Marine International, Inc.	100%
Vesselogistics Limited	Cyprus	Global Panama Marine Service, Inc.	100%
Cajun Acquisitions, LLC	Delaware	Quality Shipyards, L.L.C.	100%
Tidewater Corporate Services, L.L.C.	Delaware	Tidewater Inc.	100%
Tidewater Marine Western, LLC	Delaware	Tidewater Marine, L.L.C.	100%
Tidewater Mexico Holding, L.L.C.	Delaware	JB Holding Company B.V.	100%
Tidewater Venture, Inc.	Delaware	Tidewater Investment Coöperatief U.A.	100%
Al Wasl Marine LLC	Dubai	Gulf Fleet Supply Vessels, L.L.C.	49%
Tidewater Support Services Limited	England	Tidewater Marine International, Inc.	100%
Tidewater Marine Gabon S.A.	Gabon	Tidewater Marine International, Inc.	100%
Tidewater (India) Private Limited	India	Gulf Fleet Supply Vessels, L.L.C. (99.99%) Zapata Gulf Marine L.L.C. (0.01%)	100%
PT Tidewater Operators Indonesia	Indonesia	Java Boat Corporation B.V.	95%
Tidewater Marine Kazakhstan, L.L.P.	Kazakhstan	Java Boat Corporation	100%

Offshore Marine Inc.	Labuan	Tidewater Marine International, Inc. (49%) Offshore Pacific, Inc. (51%)	100%
Offshore Labuan Leasing Inc.	Labuan	Tidewater Marine International, Inc.	100%
Offshore Pacific, Inc.	Labuan	Tidewater Marine International, Inc.	.0067%
VTG Supply Boat Liberia Inc.	Liberia	Zapata Gulf Marine L.L.C.	100%
Gulf Fleet Supply Vessels, L.L.C.	Louisiana	Zapata Gulf Marine L.L.C.	100%
Java Boat Corporation	Louisiana	Tidewater Inc.	100%
Pan Marine International Dutch Holding, L.L.C.	Louisiana	Tidewater Marine International, Inc.	100%
Point Marine, L.L.C.	Louisiana	Tidewater Inc.	100%
Quality Shipyards, L.L.C.	Louisiana	Zapata Gulf Marine L.L.C.	100%
S.O.P., Inc.	Louisiana	Tidewater Inc.	100%
Tide States, L.L.C.	Louisiana	Tidewater Marine, L.L.C.	80%
Tide States Vessels, L.L.C.	Louisiana	Tide States, L.L.C.	80%
Tidewater GOM, Inc.	Louisiana	Tidewater Inc.	100%
Tidewater Marine, L.L.C.	Louisiana	Tidewater Inc.	100%
Tidewater Marine Fleet, L.L.C.	Louisiana	Tidewater Inc.	100%
Tidewater Marine Hulls, L.L.C.	Louisiana	Tidewater Inc.	100%
Tidewater Marine International Dutch Holdings, L.L.C.	Louisiana	Tidewater Marine International, Inc.	100%
Tidewater Marine Sakhalin, L.L.C.	Louisiana	Zapata Gulf Marine L.L.C.	100%
Tidewater Marine Ships, L.L.C.	Louisiana	Tidewater Inc.	100%
Tidewater Marine Vessels, L.L.C.	Louisiana	Tidewater Inc.	100%
Tidewater Subsea, L.L.C.	Louisiana	Tidewater Marine, L.L.C.	100%
Tidewater Subsea ROV, L.L.C.	Louisiana	Tidewater Marine, L.L.C.	100%
Twenty Grand (Brazil), L.L.C.	Louisiana	Zapata Gulf Marine L.L.C.	100%
Twenty Grand Marine Service, L.L.C.	Louisiana	Tidewater Inc.	100%
Zapata Gulf Marine L.L.C.	Louisiana	Tidewater Inc.	100%
Tidewater Marine Service (M) Sdn. Bhd.	Malaysia	Tidewater Marine International, Inc.	100%
Tidewater Offshore Sdn Bhd	Malaysia	Tidewater Marine International, Inc. (22.27%) Gulf Fleet Supply Vessels, L.L.C. (5.57%) Zapata Gulf Marine L.L.C. (7.80%) Zapata Gulf Marine International Limited (13.36%)	49%
Arrendadora de Naves del Golfo, S.A. de C.V., SOFOM, ENR	Mexico	Gulf Fleet Middle East Limited (1%) VTG Ships Limited (99%)	100%
Logistica Mexicana del Caribe, S. de R.L. de C.V.	Mexico	Tidewater Marine International, Inc. (33.3%) Pan Marine International, Inc. (33.3%) JB Holding Company B.V. (33.3%)	100%
Naviera Tidex, S. de R.L. de C.V.	Mexico	Zapata Gulf Marine International Limited	49%
Servicios Costa Afuera de Mexico, S. de R.L. de C.V.	Mexico	Gulf Fleet Middle East Limited (50%) Jackson Marine Limited (50%)	100%
Servicios Maritimos del Carmen, S.A. de C.V.	Mexico	Servicios Maritimos Ves, S. de R.L. de C.V. (98.34% Class A Shares) Servicios y Representaciones Maritimas Mexicanas, S.A. de C.V. (1.66% Class A Shares) Gulf Fleet Supply Vessels, L.L.C. (100% Class B Shares)	100%

Servicios Maritimos Ves, S. de R.L. de C.V.	Mexico	Tidewater Inc. (99%) Zapata Gulf Marine L.L.C. (1%)	100%
Servicios y Representaciones Maritimas Mexicanas, S.A. de C.V.	Mexico	Gulf Fleet Supply Vessels, L.L.C. (97.96% Class B Shares) Servicios Maritimos Ves, S. de R.L. de C.V. (100% Class A Shares) Tidewater Marine, L.L.C. (2.04% Class B Shares)	100%
Tidewater de Mexico, S. de R.L. de C.V.	Mexico	Tidewater Mexico Holding, L.L.C.	99%
DTDW Marine Services B.V.	Netherlands	Tidewater Marine International, Inc.	40%
Java Boat Corporation B.V.	Netherlands	JB Holding Company B.V.	100%
JB Holding Company B.V.	Netherlands	Tidewater Dutch Holdings Coöperatief U.A.	100%
Tidewater Dutch Holdings Coöperatief U.A.	Netherlands	Tidewater Marine International Dutch Holdings, L.L.C.	100%
Tidewater Investment Coöperatief U.A.	Netherlands	Tidewater Inc. (99.9%) Tidewater Corporate Services, L.L.C. (0.1%)	100%
Gulf Fleet N.V.	Netherlands Antilles	Gulf Fleet Supply Vessels, L.L.C.	100%
Hilliard Oil & Gas, Inc.	Nevada	Tidewater Inc.	100%
O.I.L. (Nigeria) Limited	Nigeria	Tidewater Support Services Limited	82.1%
Tideflo Marine Services Limited	Nigeria	Tidewater Marine International, Inc.	40%
Tidex Nigeria Limited	Nigeria	Tidewater Marine, L.L.C.	60%
Zapata Marine Service (Nigeria) Limited	Nigeria	Tidewater Marine International, Inc.	100%
Troms Offshore Fleet 1 AS	Norway	Troms Offshore Fleet Holding AS (97%) Troms Offshore Fleet 3 AS (3%)	100%
Troms Offshore Fleet 2 AS	Norway	Troms Offshore Fleet Holding AS	100%
Troms Offshore Fleet 3 AS	Norway	JB Holding Company B.V.	100%
Troms Offshore Fleet 4 AS	Norway	Troms Offshore Supply AS	100%
Troms Offshore Fleet Holding AS	Norway	Troms Offshore Supply AS	100%
Troms Offshore Management AS	Norway	Troms Offshore Supply AS	100%
Troms Offshore Marine AS	Norway	Troms Offshore Management AS	100%
Troms Offshore Services AS	Norway	Troms Offshore Supply AS	100%
Troms Offshore Supply AS	Norway	JB Holding Company B.V.	100%
Global Panama Marine Service, Inc.	Panama	Java Boat Corporation	100%
Niugini Offshore Services Joint Venture	Papua New Guinea	Tidewater Marine International, Inc.	40%
Sakhalin Holding, L.L.C.	Russia	Zapata Gulf Marine L.L.C. (99.7%) Tidewater Marine Sakhalin, L.L.C. (0.3%)	100%
Sakhalin Offshore Marine, L.L.C.	Russia	Sakhalin Holding, L.L.C.	100%
Tidewater Al Rushaid Co. Ltd.	Saudi Arabia	Tidewater Marine International, Inc.	50%
SEA Maritime Services Pte. Ltd.	Singapore	Global Panama Marine Service, Inc.	100%
Southern Ocean Services Pte. Ltd.	Singapore	Tidewater Marine International, Inc.	100%
Tidewater Marine Charter Services Pte. Ltd.	Singapore	Tidewater Marine International, Inc.	100%
Tidewater Marine International Pte. Ltd.	Singapore	Gulf Fleet Supply Vessels, L.L.C.	100%
Divetide Limited	Thailand	Tidewater Marine International, Inc.	49%
Antilles Marine Service Limited	Trinidad & Tobago	Zapata Gulf Marine L.L.C.	50%
Tidewater Marine Indonesia Limited	Vanuatu	Zapata Gulf Marine International Limited	100%
Tidewater Marine Vanuatu Limited	Vanuatu	Zapata Gulf Marine International Limited	100%
Equipo Mara, C.A.	Venezuela	Tidewater Caribe, C.A.	19.9%
Tidewater Caribe, C.A.	Venezuela	Tidewater Investment SRL	100%

The Company expects that all of these entities will continue to exist upon consummation of the Plan of Reorganization, in the ownership structure shown above. Additional entities may be formed in connection with the consummation of the Plan of Reorganization or thereafter.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their anticipated holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following tables lists the names and offices held by all directors and executive officers of each of the Applicants as of the date of this Amendment. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed below is: c/o Tidewater Inc., 601 Poydras Street, Suite 1500, New Orleans, Louisiana 70130.

New directors of the Company will be designated on the Effective Date in accordance with the applicable provisions of the Plan of Reorganization. The board of directors of the Company that emerges from bankruptcy will have seven members, all but one of whom will be designated by representatives of certain Allowed Claim Holders in accordance with the Plan of Reorganization. Currently, it is anticipated that the following individuals will be the new directors of the Company on the Effective Date as designated by representatives of certain Allowed Claim Holders: Thomas Robert Bates, Jr., Alan Carr, Randee Day, Dick Fagerstal, Steven Newman, and Larry Rigdon. The remaining member of the new board will be Jeffrey M. Platt, who is expected to continue in office as Chief Executive Officer of the Company. The final composition of the board of the Company shall be disclosed prior to the entry of the order confirming the Plan of Reorganization.

The Company

The current directors and executive officers of the Company are:

Name	Position
Richard A. Pattarozzi	Chairman of the Board
M. Jay Allison	Director
James C. Day	Director
Richard T. du Moulin	Director
Morris E. Foster	Director
J. Wayne Leonard	Director
Richard D. Paterson .	Director
Robert L. Potter	Director
Cindy B. Taylor	Director
Jack E. Thompson .	Director
Jeffrey M. Platt	President and Chief Executive Officer
Quinn P. Fanning	Executive Vice President, Chief Financial Officer, and Treasurer
Jeffrey A. Gorski	Executive Vice President and Chief Operating Officer

Bruce D. Lundstrom	Executive Vice President, General Counsel, and Secretary
Joseph M. Bennett	Executive Vice President and Chief Investor Relations Officer
Craig Demarest	Vice President, Controller, and Principal Accounting Officer

The Guarantors

The current directors and executive officers of Cajun Acquisitions, LLC are the following individuals.

Name	Position
Jeffrey M. Platt	Director and President
Bruce D. Lundstrom	Director, Vice President, and Secretary
Quinn P. Fanning	Director, Vice President, and Treasurer

The current directors and executive officers of Gulf Fleet Supply Vessels, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Director/Manager and President
Bruce D. Lundstrom	Director/Manager, Vice President, and Secretary
Quinn P. Fanning	Director/Manager and Treasurer

The current directors and executive officers of Hilliard Oil & Gas, Inc. are the following individuals.

Name	Position
Jeffrey M. Platt	Director and President
Bruce D. Lundstrom	Director and Secretary
Quinn P. Fanning	Director and Treasurer

The current directors and executive officers of Java Boat Corporation are the following individuals.

Name	Position
Jeffrey M. Platt	Director and President
Bruce D. Lundstrom	Director, Vice President, and Secretary
Quinn P. Fanning	Director and Treasurer

The current directors and executive officers of Maré Alta do Brasil Navegação Ltda. are the following individuals. The mailing address for the individual in the table below is: Rua Odilio Bacelar, 10 – Urca, Rio De Janeiro – RJ 22290-280, Brasil.

Name	Position
Geoff Youngs	General Director

The current directors and executive officers of Pan Marine International Dutch Holdings, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Manager and President
Bruce D. Lundstrom	Manager, Vice President, and Secretary
Quinn P. Fanning	Manager and Treasurer

The current directors and executive officers of Point Marine, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Director/Manager and President
Bruce D. Lundstrom	Director/Manager, Vice President, and Secretary
Quinn P. Fanning	Director/Manager and Treasurer
Jeff Gorski	Vice President

The current directors and executive officers of Quality Shipyards, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Director/Manager and President
Bruce D. Lundstrom	Director/Manager, Vice President, and Secretary
Quinn P. Fanning	Director/Manager and Treasurer

The current directors and executive officers of S.O.P., Inc. are the following individuals.

Name	Position
Jeffrey M. Platt	Director and President
Bruce D. Lundstrom	Director, Vice President, and Secretary
Quinn P. Fanning	Director and Treasurer

The current directors and executive officers of Tidewater Corporate Services, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Director and President
Bruce D. Lundstrom	Director, Executive Vice President, and Secretary
Quinn P. Fanning	Director and Executive Vice President
Gerard Kehoe	Senior Vice President
Darren Vorst	Vice President and Treasurer
Matthew Mancheski	Vice President, Americas
Kevin Carr	Vice President, Taxation
Mark Handin	Vice President

The current directors and executive officers of Tidewater GOM, Inc. are the following individuals.

Name	Position
Jeffrey M. Platt	Chairman, Director, and President
Bruce D. Lundstrom	Director, Vice President, and Secretary
Quinn P. Fanning	Director and Treasurer

The current directors and executive officers of Tidewater Investment Coöperatief U.A. are the following individuals. The mailing address for each of the individuals listed in the table below is: Weena 327, 3013 AL, Rotterdam, The Netherlands.

Name	Position
Matthew Mancheski	Managing A Director
Bruce D. Lundstrom	Managing B Director

The current directors and executive officers of Tidewater Marine, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Director/Manager and President
Bruce D. Lundstrom	Director/Manager, Executive Vice President, and Secretary
Quinn P. Fanning	Director/Manager, Executive Vice President, and Treasurer
Jeff Gorski	Executive Vice President
Christopher Orth	Vice President
Mark Handin	Vice President

The current directors and executive officers of Tidewater Marine Fleet, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Manager and President
Bruce D. Lundstrom	Manager, Vice President, and Secretary
Quinn P. Fanning	Manager and Treasurer

The current directors and executive officers of Tidewater Marine Hulls, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Manager and President
Bruce D. Lundstrom	Manager, Vice President, and Secretary
Quinn P. Fanning	Manager and Treasurer

The current directors and executive officers of Tidewater Marine International Dutch Holdings, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Manager and President
Bruce D. Lundstrom	Manager, Vice President, and Secretary
Quinn P. Fanning	Manager and Treasurer

The current directors and executive officers of Tidewater Marine Sakhalin, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Director/Manager and President
Bruce D. Lundstrom	Director/Manager, Vice President, and Secretary
Quinn P. Fanning	Director/Manager and Treasurer

The current directors and executive officers of Tidewater Marine Ships, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Manager and President
Bruce D. Lundstrom	Manager, Vice President, and Secretary
Quinn P. Fanning	Manager and Treasurer

The current directors and executive officers of Tidewater Marine Vessels, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Manager and President
Bruce D. Lundstrom	Manager, Vice President, and Secretary
Quinn P. Fanning	Manager and Treasurer

The current directors and executive officers of Tidewater Marine Western, LLC are the following individuals.

Name	Position
Jeffrey M. Platt	Director and President
Bruce D. Lundstrom	Director and Vice President
Quinn P. Fanning	Director and Treasurer

The current directors and executive officers of Tidewater Mexico Holding, L.L.C. are the following individuals.

Name	Position
Matthew Mancheski	Director and President
Bruce D. Lundstrom	Secretary

The current directors and executive officers of Tidewater Subsea, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Manager and President
Bruce D. Lundstrom	Manager, Vice President, and Secretary
Quinn P. Fanning	Manager and Treasurer
Jeff Gorski	Executive Vice President
Jason Stanley	Senior Director
Jeremiah Gilbreath	Director

The current directors and executive officers of Tidewater Subsea ROV, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Manager and President
Bruce D. Lundstrom	Manager, Vice President, and Secretary
Quinn P. Fanning	Manager and Treasurer

The current directors and executive officers of Tidewater Venture, Inc. are the following individuals.

Name	Position
Jeffrey M. Platt	Director and President
Bruce D. Lundstrom	Director, Vice President, and Secretary
Quinn P. Fanning	Director and Treasurer

The current directors and executive officers of Twenty Grand (Brazil), L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Director/Manager and President
Bruce D. Lundstrom	Director/Manager, Vice President, and Secretary
Quinn P. Fanning	Director/Manager and Treasurer

The current directors and executive officers of Twenty Grand Marine Service, L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Director/Manager and President
Bruce D. Lundstrom	Director/Manager, Vice President, and Secretary
Quinn P. Fanning	Director/Manager and Treasurer

The current directors and executive officers of Zapata Gulf Marine L.L.C. are the following individuals.

Name	Position
Jeffrey M. Platt	Director/Manager and President
Bruce D. Lundstrom	Director/Manager, Vice President, and Secretary
Quinn P. Fanning	Director/Manager and Treasurer

5. Principal Owners of Voting Securities.

(1) The Company

As of June 30, 2017, the Company represents that no entity directly or indirectly owns 10% or more of any class of the Company’s voting securities. Following the Effective Date, it is expected that certain of the Allowed Claim Holders may beneficially own 10% or more of a class of the Company’s voting securities pursuant to the Plan of Reorganization.

The Guarantors

(2) Cajun Acquisitions, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Quality Shipyards, L.L.C. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Membership Interest	N/A	100%

(3) Gulf Fleet Supply Vessels, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Zapata Gulf Marine L.L.C. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Ordinary Shares	500	100%

(4) Hilliard Oil & Gas, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Common Stock	917,166	100%

(5) Java Boat Corporation

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Common Stock	1,000	100%

(6) Maré Alta do Brasil Navegação Ltda.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Zapata Gulf Marine L.L.C. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Membership Interests	124,309,635	100%

(7) Pan Marine International Dutch Holdings, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Marine International, Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Shares	100	100%

(8) Point Marine, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Common Stock	1,000	100%

(9) Quality Shipyards, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Zapata Gulf Marine L.L.C. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Common Stock	3,140	100%

(10) S.O.P., Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Common Stock	1	100%

(11) Tidewater Corporate Services, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Membership Interest	N/A	100%

(12) Tidewater GOM, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Share	1	100%

(13) Tidewater Investment Coöperatief U.A.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Ownership Interest	99.9	99.9%

(14) Tidewater Marine, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Ordinary Shares	1,000	100%

(15) Tidewater Marine Fleet, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Shares	100	100%

(16) Tidewater Marine Hulls, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Shares	100	100%

(17) Tidewater Marine International Dutch Holdings, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Marine International, Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Shares	100	100%

(18) Tidewater Marine Sakhalin, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Zapata Gulf Marine L.L.C. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Ordinary Shares	1,000	100%

(19) Tidewater Marine Ships, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Shares	100	100%

(20) Tidewater Marine Vessels, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Shares	100	100%

(21) Tidewater Marine Western, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Marine, L.L.C. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Membership Interest	N/A	100%

(22) Tidewater Mexico Holding, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
JB Holding Company B.V. Vijzelstraat 68 1017 HL Amsterdam, The Netherlands	Membership Interest	N/A	100%

(23) Tidewater Subsea, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Marine, L.L.C. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Shares	100	100%

(24) Tidewater Subsea ROV, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Marine, L.L.C. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Shares	100	100%

(25) Tidewater Venture, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Investment Coöperatief U.A. Weena 327 3013 AL Rotterdam, The Netherlands	Common Stock	1,000	100%

(26) Twenty Grand (Brazil), L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Zapata Gulf Marine L.L.C. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Ordinary Shares	1,000	100%

(27) Twenty Grand Marine Service, L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Common Stock	1,999,999	100%

(28) Zapata Gulf Marine L.L.C.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Tidewater Inc. 601 Poydras St., Suite 1500 New Orleans, Louisiana 70130	Ordinary Shares	1,000	100%

CAPITAL SECURITIES

7. Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Company and each of the Guarantors as of June 30, 2017.

The Company

(i) Title of Class	Amount Authorized/ Initial Aggregate Principal Amount	Amount Outstanding
Common Stock, par value $.10 per share	125,000,000 shares	47,117,562 shares
3.90% Senior Notes, Series B due 2017	$44,500,000	$44,500,000
3.95% Senior Notes, Series C due 2017	$25,000,000	$25,000,000
4.12% Senior Notes, Series D due 2018	$25,000,000	$25,000,000
4.17% Senior Notes, Series E due 2018	$25,000,000	$25,000,000
4.33% Senior Notes, Series F due 2019	$50,000,000	$50,000,000
4.51% Senior Notes, Series G due 2020	$100,000,000	$100,000,000
4.56% Senior Notes, Series H due 2020	$65,000,000	$65,000,000
4.61% Senior Notes, Series I due 2022	$48,000,000	$48,000,000
4.06% Senior Notes, Series 2011-A due 2019	$50,000,000	$50,000,000
4.64% Senior Notes, Series 2011-B due 2021	$50,000,000	$50,000,000
4.54% Senior Notes, Series 2011-C due 2021	$65,000,000	$65,000,000
4.26% Senior Notes, Series 2013-A due 2020	$123,000,000	$123,000,000
5.01% Senior Notes, Series 2013-B due 2023	$250,000,000	$250,000,000
5.16% Senior Notes, Series 2013-C due 2025	$127,000,000	$127,000,000

(ii) On the Effective Date, the listed classes of securities in the table above will be cancelled and will no longer be outstanding, and the Company’s capital structure will consist of new publicly tradable shares of common stock (the “New Common Stock”), the New Secured Notes and warrants (the “Warrants”) to purchase shares of the New Common Stock. The amounts authorized and outstanding of the foregoing securities will be decided in accordance with the confirmation of the Plan of Reorganization.

The Guarantors

(2) Cajun Acquisitions, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	N/A	100%

(3) Gulf Fleet Supply Vessels, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	500 shares	500 shares

(4) Hilliard Oil & Gas, Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	2,000,000 shares	917,166 shares

(5) Java Boat Corporation

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares

(6) Maré Alta do Brasil Navegação Ltda.

Title of Class	Amount Authorized	Amount Outstanding
Membership Interests, par value R$1.00 per share	124,309,636	124,309,636

(7) Pan Marine International Dutch Holdings, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Shares	100 shares	100 shares

(8) Point Marine, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	1,000 shares	1,000 shares

(9) Quality Shipyards, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	3,140 shares	3,140 shares

(10) S.O.P., Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1 share

(11) Tidewater Corporate Services, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	N/A	100%

(12) Tidewater GOM, Inc.

Title of Class	Amount Authorized	Amount Outstanding
Share	100 shares	1 share

(13) Tidewater Investment Coöperatief U.A.

Title of Class	Amount Authorized	Amount Outstanding
Ownership Interest	100	100%

(14) Tidewater Marine, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	1,000 shares	1,000 shares

(15) Tidewater Marine Fleet, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Shares	100 shares	100 shares

(16) Tidewater Marine Hulls, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Shares	100 shares	100 shares

(17) Tidewater Marine International Dutch Holdings, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Shares	100 shares	100 shares

(18) Tidewater Marine Sakhalin, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	1,000 shares	1,000 shares

(19) Tidewater Marine Ships, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Shares	100 shares	100 shares

(20) Tidewater Marine Vessels, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Shares	100 shares	100 shares

(21) Tidewater Marine Western, LLC

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	N/A	100%

(22) Tidewater Mexico Holding, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Membership Interest	N/A	100%

(23) Tidewater Subsea, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Shares	100 shares	100 shares

(24) Tidewater Subsea ROV, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Shares	100 shares	100 shares

(25) Tidewater Venture, Inc.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.10 per share	1,000 shares	1,000 shares

(26) Twenty Grand (Brazil), L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	1,000 shares	1,000 shares

(27) Twenty Grand Marine Service, L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	2,000,000 shares	1,999,999 shares

(28) Zapata Gulf Marine L.L.C.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares	1,000 shares	1,000 shares

(b) Each holder of Common Stock of the Company, both prior to and subsequent to the Effective Date of the Plan of Reorganization, is entitled to one vote for each such security held on all matters submitted to a vote of security holders. Neither the Holders of New Secured Notes nor the Warrants subsequent to the Effective Date will have voting rights.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Secured Notes will be subject to the Indenture (the “Indenture”) to be entered into among the Applicants and Wilmington Trust, National Association, as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture included herein as Exhibit T3C.1. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

The New Secured Notes will mature 5 years after the Effective Date, and be issued pursuant to the Indenture, in the aggregate principal amount of $350,000,000. The New Secured Notes will bear interest at 8.0% per annum. The New Secured Notes are secured by substantially all assets of the Issuer and Guarantors and have minimum interest coverage requirements, minimum liquidity requirements, and other negative covenants as set forth in the Indenture.

(a) Events of Default; Withholding of Notice of Default.

The Indenture contains certain customary events of default, including: (1) default in the payment of any interest when it becomes due and payable, (2) default in the payment of principal at maturity, (3) default in the performance or breach of any other covenant in the Indenture, which default continues uncured for a period of 30 days after (i) receipt of written notice from the Trustee or (ii) the Company and the Trustee receive written notice from the holders of not less than 25% in principal amount of the New Secured Notes as provided in the Indenture, and (4) certain voluntary or involuntary events of bankruptcy, insolvency or reorganization of the Company.

Except in the case of certain defaults in payment with respect to any New Secured Note, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the holders of the New Secured Notes.

(b) Authentication and Delivery of the New Secured Notes; Application of Proceeds.

The New Secured Notes will be signed by one or more officers of the Company. No New Secured Notes will be entitled to any benefit under the Indenture unless it bears a certificate of authentication executed by the Trustee in manual or facsimile signature. The Trustee may appoint an authenticating agent.

The Indenture does not contain any provision regarding the application of proceeds from the issuance of the New Secured Notes.

(c) Release of Collateral.

The New Secured Notes and the guarantees by the Guarantors are expected to be secured by the Collateral (as defined in the Indenture) pursuant to the terms of the Indenture. The Trustee’s liens upon the Collateral will no longer secure the New Secured Notes outstanding under the Indenture or any other obligations under the Indenture, and the right of the holders of the New Secured Notes to the benefits and proceeds of the Trustee’s liens on the Collateral will terminate and be discharged:

(i) upon satisfaction and discharge of this Indenture in accordance with the terms thereof;

(ii) upon payment in full and discharge of all of the New Secured Notes outstanding under the Indenture and all other obligations under the Indenture that are outstanding, due and payable under the Indenture at the time the New Secured Notes are paid in full and discharged (other than contingent indemnity obligations for which no claim has been made);

(iii) as to any Collateral of the Company or the Guarantors that is sold, transferred or otherwise disposed of by the Company or the Guarantors in a transaction or other circumstance that complies with the terms of the Indenture, at the time of such sale, transfer or other disposition;

(iv) in whole or in part, with the consent of the holders of the New Secured Notes of the requisite aggregate principal amount of New Secured Notes in accordance with the Indenture; or

(v) with respect to the assets of the Guarantors, at the time that the Guarantors are released from their guarantees in accordance with the terms of the Indenture.

(d) Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding New Secured Notes hereunder if (i)(1) all the New Secured Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation or (2) all the New Secured Notes not theretofore delivered to the Trustee for cancellation (a) have become due and payable, (b) will become due and payable at their Stated Maturity within one year or (c) have been called for redemption or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Company has deposited with the Trustee amounts of consideration sufficient to satisfy the Company’s obligations under the Indenture and pay all other sums due and payable under the Indenture by the Company with respect to the New Secured Notes; and (ii) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

The Company is required to deliver to the Trustee within 90 days after the end of each fiscal year of the Company an officer’s certificate stating whether the signers thereof have knowledge of any failure by the Company to comply with all conditions and covenants then required to be performed under the Indenture and, if so, specifying each such failure and the nature thereof. The Company is required to deliver to the Trustee within five business days after the Company becomes aware of the occurrence of any event of default or default, written notice setting forth the details of such event of default or default, its status and the action that the Company is taking or proposing to take in respect thereto.

Contents of Application for Qualification.

This Application for Qualification comprises:

(a) Pages numbered 1 to 24, consecutively.

(b) The Statement of Eligibility and Qualification of the Trustee under the Indenture to be qualified on Form T-1 (filed as Exhibit 25.1 hereto).

(c) The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the Trustee.

Exhibit Number	Description

T3A.1*

Restated Certificate of Incorporation of Tidewater Inc. (Incorporated by reference to Exhibit 3(a) of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1993 (File No. 1-6311)).

T3B.1*	Amended and Restated Bylaws of Tidewater Inc. dated May 17, 2012 (Incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K dated May 22, 2012 (File No. 1-6311)).

T3A.2*	Certificate of Formation of Cajun Acquisitions, LLC dated April 27, 2007.

T3B.2*	Composite Limited Liability Company Agreement of Cajun Acquisitions, LLC as amended through April 7, 2017.

T3A.3*	Articles of Organization of Gulf Fleet Supply Vessels, L.L.C. dated March 30, 1999.

T3B.3*	Amended and Restated Operating Agreement and By-Laws of Gulf Fleet Supply Vessels, L.L.C. dated March 9, 2017.

T3A.4*	Amended and Restated Articles of Incorporation of Hilliard Oil & Gas, Inc. dated March 6, 2017.

T3B.4*	Amended and Restated By Laws of Hilliard Oil & Gas, Inc. dated March 6, 2017.

T3A.5*	Articles of Amendment and Restatement of Java Boat Corporation dated March 9, 2017.

T3B.5*	Amended and Restated By-Laws of Java Boat Corporation dated March 9, 2017.

T3A.6*	Private Instrument of 15th Amendment to the Articles of Organization of Maré Alta do Brasil Navegação Ltda. dated November 10, 2016 – English translation from Portuguese.

T3A.7*	Articles of Organization of Pan Marine International Dutch Holdings, L.L.C. dated December 14, 2015.

T3B.7*	Amended and Restated Operating Agreement of Pan Marine International Dutch Holdings, L.L.C. dated March 9, 2017.

T3A.8*	Articles of Organization of Point Marine, L.L.C. dated March 30, 1999.

T3B.8*	Amended and Restated Operating Agreement and By-Laws of Point Marine, L.L.C. dated March 9, 2017.

T3A.9*	Articles of Organization of Quality Shipyards, L.L.C. dated March 30, 1999.

T3B.9*	Amended and Restated Operating Agreement and By-Laws of Quality Shipyards, L.L.C. dated March 9, 2017.

T3A.10*	Articles of Amendment and Restatement of S.O.P., Inc. dated March 9, 2017.

T3B.10*	Amended and Restated By-Laws of S.O.P., Inc. dated March 9, 2017.

T3A.11*	Certificate of Formation of Tidewater Corporate Services, L.L.C. dated February 7, 2011.

T3B.11*	Composite Operating Agreement and By-Laws of Tidewater Corporate Services, L.L.C. as amended through April 7, 2017.

T3A.12*	Articles of Amendment and Restatement of Tidewater GOM, Inc. dated March 9, 2017.

T3B.12*	Amended and Restated Bylaws of Tidewater GOM, Inc. dated March 9, 2017.

T3A.13*	Composite Articles of Association of Tidewater Investment Coöperatief U.A. dated March 14, 2017 – English translation from Dutch.

T3A.14*	Articles of Organization of Tidewater Marine, L.L.C. dated March 30, 1999.

T3B.14*	Amended and Restated Operating Agreement and By-Laws of Tidewater Marine, L.L.C. dated March 9, 2017.

T3A.15	[Exhibit deleted.]

T3B.15	[Exhibit deleted.]

T3A.16*	Articles of Organization of Tidewater Marine Fleet, L.L.C. dated June 12, 2015.

T3B.16*	Amended and Restated Operating Agreement of Tidewater Marine Fleet, L.L.C. dated March 9, 2017.

T3A.17*	Articles of Organization of Tidewater Marine Hulls, L.L.C. dated June 29, 2015.

T3B.17*	Amended and Restated Operating Agreement of Tidewater Marine Hulls, L.L.C. dated March 9, 2017.

T3A.18*	Articles of Organization of Tidewater Marine International Dutch Holdings, L.L.C. dated December 14, 2015.

T3B.18*	Amended and Restated Operating Agreement of Tidewater Marine International Dutch Holdings, L.L.C. dated March 9, 2017.

T3A.19*	Articles of Organization of Tidewater Marine Sakhalin, L.L.C. dated October 14, 2003.

T3B.19*	Amended and Restated Operating Agreement of Tidewater Marine Sakhalin, L.L.C. dated March 9, 2017.

T3A.20*	Articles of Organization of Tidewater Marine Ships, L.L.C. dated June 29, 2015.

T3B.20*	Amended and Restated Operating Agreement of Tidewater Marine Ships, L.L.C. dated March 9, 2017.

T3A.21*	Articles of Organization of Tidewater Marine Vessels, L.L.C. dated June 12, 2015.

T3B.21*	Amended and Restated Operating Agreement of Tidewater Marine Vessels, L.L.C. dated March 9, 2017.

T3A.22	Certificate of Formation of Tidewater Marine Western, LLC dated July 20, 2017.

T3B.22	Limited Liability Company Agreement of Tidewater Marine Western, LLC dated July 25, 2017.

T3A.23*	Certificate of Formation of Tidewater Mexico Holding, L.L.C. dated August 12, 2010.

T3B.23*	Second Amended and Restated Operating Agreement and By-Laws of Tidewater Mexico Holding, L.L.C. dated March 9, 2017.

T3A.24*	Articles of Organization of Tidewater Subsea, L.L.C. dated October 2, 2013.

T3B.24*	Amended and Restated Operating Agreement of Tidewater Subsea, L.L.C. dated March 9, 2017.

T3A.25*	Articles of Organization of Tidewater Subsea ROV, L.L.C. dated March 27, 2014.

T3B.25*	Amended and Restated Operating Agreement of Tidewater Subsea ROV, L.L.C. dated March 9, 2017.

T3A.26*	Amended and Restated Certificate of Incorporation of Tidewater Venture, Inc. dated March 6, 2017.

T3B.26*	Amended and Restated By-Laws of Tidewater Venture, Inc. dated March 6, 2017.

T3A.27*	Articles of Organization of Twenty Grand (Brazil), L.L.C. dated March 22, 2000.

T3B.27*	Amended and Restated Operating Agreement of Twenty Grand (Brazil), L.L.C. dated March 9, 2017.

T3A.28*	Articles of Organization of Twenty Grand Marine Service, L.L.C. dated March 30, 1999.

T3B.28*	Amended and Restated Operating Agreement and By-Laws of Twenty Grand Marine Service, L.L.C. dated March 9, 2017.

T3A.29*	Articles of Organization of Zapata Gulf Marine L.L.C. dated March 30, 1999.

T3B.29*	Amended and Restated Operating Agreement and By-Laws of Zapata Gulf Marine L.L.C. dated March 9, 2017.

T3C.1	Form of Indenture of Tidewater Inc., the guarantors therein and the Trustee for the New Secured Notes.

T3D.1	Not Applicable.

T3E.1* T3E.2*

Disclosure Statement relating to the Joint Prepackaged Chapter 11 Plan of Tidewater Inc. and certain of its subsidiaries, dated May 11, 2017.

Notice to General Unsecured Creditors and U.S. Citizenship Certification and Questionnaire.

T3F.1*

Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C hereto).

25.1	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this application.

*	Filed previously.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

(SEAL)

TIDEWATER INC.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Executive Vice President, Chief Financial Officer, and Treasurer

Attest:	/s/ Bruce D. Lundstrom
Name:	Bruce D. Lundstrom
Title:	Executive Vice President, General Counsel, and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Cajun Acquisitions, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

CAJUN ACQUISITIONS, LLC

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director, Vice President, and Treasurer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Gulf Fleet Supply Vessels, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

(SEAL)

GULF FLEET SUPPLY VESSELS, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director/Manager and Treasurer

Attest:	/s/ Bruce D. Lundstrom
Name:	Bruce D. Lundstrom
Title:	Director/Manager, Vice President, and Secretary

[Signature Page to Form T-3]

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Hilliard Oil & Gas, Inc., a corporation organized and existing under the laws of the State of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

(SEAL)

HILLIARD OIL & GAS, INC.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director and Treasurer

Attest:	/s/ Bruce D. Lundstrom
Name:	Bruce D. Lundstrom
Title:	Director and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Java Boat Corporation, a corporation organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

(SEAL)

JAVA BOAT CORPORATION

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director and Treasurer

Attest:	/s/ Bruce D. Lundstrom
Name:	Bruce D. Lundstrom
Title:	Director, Vice President, and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Maré Alta do Brasil Navegação Ltda., a limited company organized and existing under the laws of Brazil, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Rio De Janeiro, and Country of Brazil, on the 26th day of July, 2017.

MARÉ ALTA DO BRASIL NAVEGAÇÃO LTDA.

By:	/s/ Geoff Youngs
Name:	Geoff Youngs
Title:	General Director

[Signature Page to Form T-3]

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Pan Marine International Dutch Holdings, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

PAN MARINE INTERNATIONAL DUTCH HOLDINGS, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Manager and Treasurer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Point Marine, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

(SEAL)

POINT MARINE, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director/Manager and Treasurer

Attest:	/s/ Bruce D. Lundstrom
Name:	Bruce D. Lundstrom
Title:	Director/Manager, Vice President, and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Quality Shipyards, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

(SEAL)

QUALITY SHIPYARDS, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director/Manager and Treasurer

Attest:	/s/ Bruce D. Lundstrom
Name:	Bruce D. Lundstrom
Title:	Director/Manager, Vice President, and Secretary

[Signature Page to Form T-3]

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, S.O.P., Inc., a corporation organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

(SEAL)

S.O.P., INC.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director and Treasurer

Attest:	/s/ Bruce D. Lundstrom
Name:	Bruce D. Lundstrom
Title:	Director, Vice President, and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Corporate Services, L.L.C., a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

TIDEWATER CORPORATE SERVICES, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director and Executive Vice President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater GOM, Inc., a corporation organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

TIDEWATER GOM, INC.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director and Treasurer

[Signature Page to Form T-3]

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Investment Coöperatief U.A., an excluded liability cooperative organized and existing under the laws of the Netherlands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

TIDEWATER INVESTMENT COÖPERATIEF U.A.

By:	/s/ Bruce D. Lundstrom
Name:	Bruce D. Lundstrom
Title:	Managing B Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Marine, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

(SEAL)

TIDEWATER MARINE, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director/Manager, Executive Vice President, and Treasurer

Attest:	/s/ Bruce D. Lundstrom
Name:	Bruce D. Lundstrom
Title:	Director/Manager, Executive Vice President, and Secretary

[Signature Page to Form T-3]

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Marine Fleet, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

TIDEWATER MARINE FLEET, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Manager and Treasurer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Marine Hulls, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

TIDEWATER MARINE HULLS, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Manager and Treasurer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Marine International Dutch Holdings, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

TIDEWATER MARINE INTERNATIONAL DUTCH HOLDINGS, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Manager and Treasurer

[Signature Page to Form T-3]

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Marine Sakhalin, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

(SEAL)

TIDEWATER MARINE SAKHALIN, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director/Manager and Treasurer

Attest:	/s/ Bruce D. Lundstrom
Name:	Bruce D. Lundstrom
Title:	Director/Manager, Vice President, and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Marine Ships, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

TIDEWATER MARINE SHIPS, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Manager and Treasurer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Marine Vessels, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

TIDEWATER MARINE VESSELS, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Manager and Treasurer

[Signature Page to Form T-3]

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Marine Western, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

TIDEWATER MARINE WESTERN, LLC

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director and Treasurer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Mexico Holding, L.L.C., a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Breda, and Country of the Netherlands, on the 26th day of July, 2017.

TIDEWATER MEXICO HOLDING, L.L.C.

By:	/s/ Matthew Mancheski
Name:	Matthew Mancheski
Title:	President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Subsea, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

TIDEWATER SUBSEA, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Manager and Treasurer

[Signature Page to Form T-3]

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Subsea ROV, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

TIDEWATER SUBSEA ROV, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Manager and Treasurer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Tidewater Venture, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

TIDEWATER VENTURE, INC.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director and Treasurer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Twenty Grand (Brazil), L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

TWENTY GRAND (BRAZIL), L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director/Manager and Treasurer

[Signature Page to Form T-3]

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Twenty Grand Marine Service, L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

(SEAL)

TWENTY GRAND MARINE SERVICE, L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director/Manager and Treasurer

Attest:	/s/ Bruce D. Lundstrom
Name:	Bruce D. Lundstrom
Title:	Director/Manager, Vice President, and Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Zapata Gulf Marine L.L.C., a limited liability company organized and existing under the laws of the State of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Orleans, and State of Louisiana, on the 26th day of July, 2017.

(SEAL)

ZAPATA GULF MARINE L.L.C.

By:	/s/ Quinn P. Fanning
Name:	Quinn P. Fanning
Title:	Director/Manager and Treasurer

Attest:	/s/ Bruce D. Lundstrom
Name:	Bruce D. Lundstrom
Title:	Director/Manager, Vice President, and Secretary

[Signature Page to Form T-3]

EXHIBIT INDEX

Exhibit Number	Description

T3A.1*	Restated Certificate of Incorporation of Tidewater Inc. (Incorporated by reference to Exhibit 3(a) of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1993 (File No. 1-6311)).

T3B.1*	Amended and Restated Bylaws of Tidewater Inc. dated May 17, 2012 (Incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K dated May 22, 2012 (File No. 1-6311)).

T3A.2*	Certificate of Formation of Cajun Acquisitions, LLC dated April 27, 2007.

T3B.2*	Composite Limited Liability Company Agreement of Cajun Acquisitions, LLC as amended through April 7, 2017.

T3A.3*	Articles of Organization of Gulf Fleet Supply Vessels, L.L.C. dated March 30, 1999.

T3B.3*	Amended and Restated Operating Agreement and By-Laws of Gulf Fleet Supply Vessels, L.L.C. dated March 9, 2017.

T3A.4*	Amended and Restated Articles of Incorporation of Hilliard Oil & Gas, Inc. dated March 6, 2017.

T3B.4*	Amended and Restated By Laws of Hilliard Oil & Gas, Inc. dated March 6, 2017.

T3A.5*	Articles of Amendment and Restatement of Java Boat Corporation dated March 9, 2017.

T3B.5*	Amended and Restated By-Laws of Java Boat Corporation dated March 9, 2017.

T3A.6*	Private Instrument of 15th Amendment to the Articles of Organization of Maré Alta do Brasil Navegação Ltda. dated November 10, 2016 – English translation from Portuguese.

T3A.7*	Articles of Organization of Pan Marine International Dutch Holdings, L.L.C. dated December 14, 2015.

T3B.7*	Amended and Restated Operating Agreement of Pan Marine International Dutch Holdings, L.L.C. dated March 9, 2017.

T3A.8*	Articles of Organization of Point Marine, L.L.C. dated March 30, 1999.

T3B.8*	Amended and Restated Operating Agreement and By-Laws of Point Marine, L.L.C. dated March 9, 2017.

T3A.9*	Articles of Organization of Quality Shipyards, L.L.C. dated March 30, 1999.

T3B.9*	Amended and Restated Operating Agreement and By-Laws of Quality Shipyards, L.L.C. dated March 9, 2017.

T3A.10*	Articles of Amendment and Restatement of S.O.P., Inc. dated March 9, 2017.

T3B.10*	Amended and Restated By-Laws of S.O.P., Inc. dated March 9, 2017.

1

T3A.11*	Certificate of Formation of Tidewater Corporate Services, L.L.C. dated February 7, 2011.

T3B.11*	Composite Operating Agreement and By-Laws of Tidewater Corporate Services, L.L.C. as amended through April 7, 2017.

T3A.12*	Articles of Amendment and Restatement of Tidewater GOM, Inc. dated March 9, 2017.

T3B.12*	Amended and Restated Bylaws of Tidewater GOM, Inc. dated March 9, 2017.

T3A.13*	Composite Articles of Association of Tidewater Investment Coöperatief U.A. dated March 14, 2017 – English translation from Dutch.

T3A.14*	Articles of Organization of Tidewater Marine, L.L.C. dated March 30, 1999.

T3B.14*	Amended and Restated Operating Agreement and By-Laws of Tidewater Marine, L.L.C. dated March 9, 2017.

T3A.15	[Exhibit deleted.]

T3B.15	[Exhibit deleted.]

T3A.16*	Articles of Organization of Tidewater Marine Fleet, L.L.C. dated June 12, 2015.

T3B.16*	Amended and Restated Operating Agreement of Tidewater Marine Fleet, L.L.C. dated March 9, 2017.

T3A.17*	Articles of Organization of Tidewater Marine Hulls, L.L.C. dated June 29, 2015.

T3B.17*	Amended and Restated Operating Agreement of Tidewater Marine Hulls, L.L.C. dated March 9, 2017.

T3A.18*	Articles of Organization of Tidewater Marine International Dutch Holdings, L.L.C. dated December 14, 2015.

T3B.18*	Amended and Restated Operating Agreement of Tidewater Marine International Dutch Holdings, L.L.C. dated March 9, 2017.

T3A.19*	Articles of Organization of Tidewater Marine Sakhalin, L.L.C. dated October 14, 2003.

T3B.19*	Amended and Restated Operating Agreement of Tidewater Marine Sakhalin, L.L.C. dated March 9, 2017.

T3A.20*	Articles of Organization of Tidewater Marine Ships, L.L.C. dated June 29, 2015.

T3B.20*	Amended and Restated Operating Agreement of Tidewater Marine Ships, L.L.C. dated March 9, 2017.

T3A.21*	Articles of Organization of Tidewater Marine Vessels, L.L.C. dated June 12, 2015.

T3B.21*	Amended and Restated Operating Agreement of Tidewater Marine Vessels, L.L.C. dated March 9, 2017.

T3A.22	Certificate of Incorporation of Tidewater Marine Western, LLC dated July 20, 2017.

T3B.22	Limited Liability Company Agreement of Tidewater Marine Western, LLC dated July 25, 2017.

2

T3A.23*	Certificate of Formation of Tidewater Mexico Holding, L.L.C. dated August 12, 2010.

T3B.23*	Second Amended and Restated Operating Agreement and By-Laws of Tidewater Mexico Holding, L.L.C. dated March 9, 2017.

T3A.24*	Articles of Organization of Tidewater Subsea, L.L.C. dated October 2, 2013.

T3B.24*	Amended and Restated Operating Agreement of Tidewater Subsea, L.L.C. dated March 9, 2017.

T3A.25*	Articles of Organization of Tidewater Subsea ROV, L.L.C. dated March 27, 2014.

T3B.25*	Amended and Restated Operating Agreement of Tidewater Subsea ROV, L.L.C. dated March 9, 2017.

T3A.26*	Amended and Restated Certificate of Incorporation of Tidewater Venture, Inc. dated March 6, 2017.

T3B.26*	Amended and Restated By-Laws of Tidewater Venture, Inc. dated March 6, 2017.

T3A.27*	Articles of Organization of Twenty Grand (Brazil), L.L.C. dated March 22, 2000.

T3B.27*	Amended and Restated Operating Agreement of Twenty Grand (Brazil), L.L.C. dated March 9, 2017.

T3A.28*	Articles of Organization of Twenty Grand Marine Service, L.L.C. dated March 30, 1999.

T3B.28*	Amended and Restated Operating Agreement and By-Laws of Twenty Grand Marine Service, L.L.C. dated March 9, 2017.

T3A.29*	Articles of Organization of Zapata Gulf Marine L.L.C. dated March 30, 1999.

T3B.29*	Amended and Restated Operating Agreement and By-Laws of Zapata Gulf Marine L.L.C. dated March 9, 2017.

T3C.1	Form of Indenture of Tidewater Inc., the guarantors therein and the Trustee for the New Secured Notes.

T3D.1	Not Applicable.

T3E.1*	Disclosure Statement relating to the Joint Prepackaged Chapter 11 Plan of Tidewater Inc. and certain of its subsidiaries, dated May 11, 2017.

T3E.2*	Notice to General Unsecured Creditors and U.S. Citizenship Certification and Questionnaire.

T3F.1*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C hereto).

25.1	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this application.

*	Filed previously.

3